15027577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-34448 |

Mail Processing Section
DEC 01 2015
Washington DC
189

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/1/2014 (MM/DD/YY) AND ENDING 9/30/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial West Investment Group

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4510 E. Thousand Oaks Blvd.
(No. and Street)

Westlake Village (City) Ca (State) 91362 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael DeLuz (805)497-9222
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name – *if individual, state last, first, middle name*)

9301 Oakdale Avenue, Suite 230 (Address), Chatsworth (City), Ca. (State) 91311 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Ellen Kathia Shearin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial West Investment Group, as of November 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Ellen Shearin
Signature

Vice President / COO
Title

Notary Public

STEVEN EVERETT HOPPEL
Commission # 1991928
Notary Public - California
Ventura County
My Comm. Expires Oct 18, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of VENTURA )

On NOVEMBER 30, 2015 before me, STEVEN EVERETT HOPPEL
(insert name and title of the officer)

personally appeared ELLEN KATHA SHEARIN,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

STEVEN EVERETT HOPPEL
Commission # 1991928
Notary Public - California
Ventura County
My Comm. Expires Oct 18, 2016

Signature ______________________ (Seal)

# FINANCIAL WEST INVESTMENT GROUP, INC.
## dba Financial West Group

Financial Statements and Supplementary
Information with
Independent Auditors' Report

September 30, 2015

**Farber Hass Hurley LLP**

*Certified Public Accountants*

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Financial West Investment Group, Inc.
dba Financial West Group

We have audited the accompanying statement of financial condition of Financial West Investment Group, Inc. dba Financial West Group (the "Company") as of September 30, 2015 and the related notes to the financial statements. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial West Investment Group, Inc. dba Financial West Group as of September 30, 2015, in accordance with accounting principles generally accepted in the United States of America.

Farber Hass Hurley LLP

Chatsworth, California

November 30, 2015

**FINANCIAL WEST INVESTMENT GROUP, INC.**
**dba Financial West Group**
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2015

## ASSETS

| | |
|---|---|
| Cash | $ 1,147,485 |
| Cash held for customers | 269,301 |
| Cash, foreign currency | 11,820 |
| Commissions receivable | 2,051,167 |
| Marketable securities, owned | 97,314 |
| Prepaid expenses | 106,375 |
| Equipment and improvements at cost, net of accumulated depreciation | 26,008 |
| Note receivable from related party | 235,276 |
| Other receivables | 101,450 |
| Deposits with clearing organization | 80,000 |
| Deposits | 10,000 |
| Total assets | $ 4,136,196 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Accounts payable | $ 111,963 |
| Commissions payable | 2,321,682 |
| Accrued expenses | 400,507 |
| Payable to brokerage account | 215,781 |
| Cash held for customers | 269,301 |
| Total liabilities | 3,319,234 |
| Stockholder's Equity | |
| Common stock, no par value | |
| Authorized - 10,000 shares | |
| Issued and outstanding - 2,500 shares | 125,000 |
| Paid-in capital | 398,278 |
| Retained earnings | 293,684 |
| Total stockholder's equity | 816,962 |
| Total liabilities and stockholder's equity | $ 4,136,196 |

*The accompanying notes are an integral part of these financial statements.*

**FINANCIAL WEST INVESTMENT GROUP, INC.**
**dba Financial West Group**
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2015

1. Organization and nature of business

The Company is a non-clearing fully disclosed broker-dealer engaged in the sale of general securities to investors. The Company also receives revenue from investment banking and due diligence and other services. The Company is registered with the U.S. Securities and Exchange Commission (S.E.C.) and is a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). The Company does not hold securities for customers. All funds belonging to customers are held in cash accounts earmarked for holding customer funds. The Company is a 100%-owned subsidiary of Paradox Holdings, Inc.

2. Significant accounting polices

Recognition of revenue and expense – Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis. Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking fees are recorded on the trade date.

Cash - For purposes of reporting cash flows, cash and cash equivalents include cash in banks and cash held at the Company's clearinghouses. Cash and cash equivalents consist of demand deposits and are not held for sale in the ordinary course of business.

Commissions receivable - Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial. Included in commissions receivable are long-term receivables of $223,831 - $130,373 due in 2016, $43,458 due in 2017 and $50,000 due in 2018.

Advertising - Advertising and marketing costs are expensed as incurred. For the year ended September 30, 2015, advertising costs of $1,660 are included in other operating expenses.

Securities valuation - Trading securities are reported at fair values with unrealized gains and losses included in operations. The Accounting Standards Codification of Fair Value Measurements and Disclosures (ASC 820) establishes a framework for measuring fair value.

Fair Value - The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at September 30, 2015.

*Common Stock, Options* - Valued at the closing price reported in the active market in which the securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of September 30, 2015:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Common Stock | $ 95,159 | $ - | $ - | $ 95,159 |
| Options | 2,155 | - | - | 2,155 |
| Total Marketable Securities | $ 97,314 | $ - | $ - | $ 97,314 |

Equipment - Equipment is recorded at cost. Repairs and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method over the useful lives of the assets.

Estimates and assumptions - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The estimates include fair value of financial instruments.

Fair value of financial instruments - The carrying value is a reasonable estimation of the fair value for cash, marketable securities and other investments, and receivables and payables.

3. Related party transactions

Paradox Holdings, Inc., the 100% shareholder of the Company, received management fees from the Company in the amount of $27,125 during the current year.

During the year ended September 30, 2015, the Company paid one of its board members $133,093 for legal services rendered.

The Company paid rents of $31,200 in the current year to a company owned by the principal stockholder of Paradox Holdings, Inc. for office space.

The Company has leased office space under operating leases from the principal stockholder of Paradox Holdings, Inc. Rental payments for the current year were $360,000.

The Company does not currently have a signed rental agreement with the principal stockholder of Paradox Holdings, Inc. The Company's rental payments are $30,000 monthly plus property taxes and insurance as incurred.

| | |
|---|---|
| Note receivable from officer, due on demand with interest at 7%: | $ 235,276 |

4. Commitments

The Company is obligated under the terms of certain non-cancelable operating leases for office equipment. Expense for the period ended September 30, 2015 was $29,488. The following is a schedule of future minimum rental payments:

| Year ending | |
|---|---|
| September 30, 2016 | $ 25,329 |
| September 30, 2017 | 4,634 |
| | $ 29,963 |

5. Cash held for customers

Cash held for customers are funds held on behalf of customers in a bank checking account for the exclusive benefit of customers for the purchase of secondary limited partnerships. An employee of the Company facilitates the transactions based on designated forms and written instructions.

6. Cash, foreign currency

Cash, foreign currency is ten million Iraqi dinar held by the Company. It is shown at cost in U.S. dollars which approximates its current value of $11,820.

7. Receivable from clearing organizations and payable to broker-dealers

Amounts receivable from clearing organizations and payable to broker-dealers as of September 30, 2015 consist of the following:

| | |
|---|---|
| Receivable from clearing organizations | $ 337,795 |
| Payable to broker-dealer | $ 215,781 |

8. Equipment and Improvements

Equipment and improvements consists of the following:

| | | Estimated Useful Life |
|---|---|---|
| Computer Equipment | $ 38,190 | 5 years |
| Leasehold Improvements | 4,246 | 5 years |
| Less: Accumulated depreciation | ( 16,428) | |
| | 26,008 | |
| Current Depreciation | $ 8,487 | |

9. Deposit with clearing organization

The Company has a brokerage agreement with National Financial Services LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The Company maintains a cash deposit account with its clearing broker in addition to other cash accounts. The balance at September 30, 2015 was $80,000.

10. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about it's obligations under certain guarantee arrangements. FASB 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. As of September 30, 2015, the Company had no guarantees.

11. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2015, the Company had net capital of $288,326 which was $64,953 in excess of its required net capital of $223,373. The Company's ratio of aggregate indebtedness to net capital, as defined, was 11.51 to 1.

12. Litigation

The Company has been named as a defendant in lawsuits incidental to its securities that claim substantial damages.

The Company's legal counsel has stated that the Company has meaningful legal and factual defenses to various claims that are currently pending. The Company recognizes a liability from litigation if a liability is probable and the amount can be reasonably estimated. Based on these criteria and in consultation with legal counsel the Company has not accrued settlement expenses for claims that are pending as of September 30, 2015.

The Company incurred settlement expenses, net of reimbursements, in the amount of $119,263 in the current year.

The Company maintains a broker/dealer professional liability insurance policy to cover actions brought against the Company. This policy is provided by a non-affiliated, outside insurer. The policy does not provide coverage for prior or pending litigation filed against the Company on or before December 1, 2005. Additionally, the policy includes exclusions and limitations for various types of business activities conducted by the Company on a regular basis. For each loss there is a $75,000 deductible for the Company and a $15,000 deductible for licensed representatives. Policy deductibles vary for certain lines of business.

The Company maintains coverage under a fidelity bond policy. The policy covers loss against dishonesty by employees or registered representatives of the Company. There is a $20,000 deductible for the Company.

13. Financial instruments with off-balance sheet risk

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended September 30, 2015, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

14. Retirement plan

The Company maintains a retirement plan in accordance with Section 401(k) of the Internal Revenue Code. Under the terms of this plan, eligible employees make voluntary contributions to the extent allowable by law. The Company made no contributions on behalf of employees to this plan for the year ended September 30, 2015.

15. Income taxes

The Company accounts for income taxes in accordance with FASB Accounting Standards Codification 740, *Income Taxes*.

The Company files a consolidated income tax return with its parent company. Federal and state income taxes are calculated as if the Company filed a separate income tax return. The current portion of the income tax benefit included in the statement of operations is as follows:

| | Current |
|---|---|
| Federal | $ 27,039 |
| State | 3,967 |
| Total | $ 31,006 |

The tax benefit equals the refund due to the Company of previous year's federal and state income taxes from the carryback of the current year's net operating losses.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with Accounting Standards Codification (ASC) Topic 740, *Accounting for Uncertainty in Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the statement of financial condition of the Company. The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years. There are no material deferred tax assets or liabilities.

16. Subsequent events

The Company has evaluated subsequent events through the date of this report, November 30, 2015, the date the financial statements were available to be issued.

17. New accounting pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending September 30, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.